UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Commission File Number: 001-33340
TONGJITANG CHINESE MEDICINES COMPANY
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company
By:	/s/ Charles Wang
	Name:	Charles Wang
	Title:	Chief Financial Officer

Date: April 8, 2010

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release regarding Tongjitang’s receipt of proposal to acquire all of its outstanding shares

Exhibit 99.1
Tongjitang Receives Proposal to Acquire
All Outstanding Shares of the Company
SHENZHEN, China, April 8, 2010 — Tongjitang Chinese Medicines Company (the “Company” or “Tongjitang”) (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced that it received a letter dated April 8, 2010, proposing to acquire all of the outstanding ordinary shares of the Company, including ordinary shares outstanding in the form of American Depositary Shares (“ADSs”), in a transaction under Cayman Islands law that would result in the Company becoming a privately-held company.
The proposal is from Hanmax Investment Limited, a company controlled by Mr. Xiaochun Wang, chairman of the Company’s board of directors (the “Board”) and chief executive officer of the Company, and Fosun Industrial Co., Limited, a company incorporated in Hong Kong (collectively, the “Bidding Parties”). The transaction is intended to be structured as a merger of the Company with a new joint venture incorporated in the Cayman Islands and owned solely by the Bidding Parties. The Bidding Parties propose to pay US$1.125 in cash, without interest, for each outstanding share of the Company (or US$4.50 per ADS), excluding ordinary shares and ordinary shares represented by ADSs that are owned by the Bidding Parties. The proposal is subject to, among other things, negotiation of a definitive merger agreement and the availability of financing. The Board members, except Mr. Xiaochun Wang, are reviewing the proposal.
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante and Anhui Jingfang, is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 36 other modernized traditional Chinese medicine products and 37 western medicines. Please visit www.tongjitang.com for more information.
Safe Harbor Statements
This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward-looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s heavy dependence on the success of Xianling Gubao; the Company’s ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of its principal products’ being subject to price control by the government authorities in China; the inclusion of the Company’s products in national and provincial medical catalogs of the National Medical Insurance Program in China; the Company’s ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of the Company’s principal products to a national final production standard; the Company’s ability to continue having the exclusive production rights for its products; the Company’s ability to further improve its barrenwort extraction efficiency; the presence of certain side effects in the Company’s current products and the Company’s ability to identify side effects associated with its current or future products prior to their marketing and sale; the Company’s ability to obtain manufacturing or marketing approval for its future products; the Company’s dependence on a limited number of distributors for a significant portion of its net revenues; the Company’s exposure to the risk of product liability claims and its limited insurance coverage; the Company’s ability to manage the expansion of its operations and its future research and development projects successfully; the Company’s ability to protect its intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; the Company’s U.S. tax status as a passive foreign investment company (“PFIC”) for the taxable year ended December 31, 2008 and the significant risk that the Company will be a PFIC for the current taxable year ended December 31, 2009; uncertainties with respect to the legal system in China, including uncertainty with respect to potential regulatory changes in China’s healthcare industry; if disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world continue or even worsen, it may adversely impact the economy and consumer confidence in China; the Company’s ability to expand its business through organic growth and strategic acquisitions and investments; and the Company’s ability to integrate its acquisitions, including the recently-acquired state-owned Guiyang Liquor Factory. Further information regarding these and other risks is and will be included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.
CONTACT
ICR, Inc.
Ashley M. Ammon or Christine Duan
203-682-8200 (Investor Relations)

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